[UNIPROP LETTERHEAD]

                                                               280 Daines Street
                                                                       Suite 300
                                                                      Birmingham
                                                                        MI 48009
                                                                    248.645.9220
                                                                Fax 248.645.2154

August 5, 2005

BY OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

Owen Pinkerton
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Uniprop Manufactured Housing Communities Income Fund
         Schedule 14A
         Filed July 25, 2005
         File No. 0-15940
         --------------------------------------------------------------

Dear Mr. Pinkerton,

         At the request of the Staff, the undersigned acknowledges on behalf of the Company that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to filing; and

         o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Sincerely,

                                                  UNIPROP MANUFACTURED HOUSING
                                                    COMMUNITIES INCOME FUND


                                                  By:/s/ Joel Schwartz
                                                     --------------------------
                                                     Joel Schwartz